Exhibit 23.1

INDEPENDENT AUDITOR'S CONSENT

333-183355) and on Forms S-8 (Nos. 333-181165, 333-191418, and 333-210281) of Preferred Apartment Communities, Inc. of
our report dated January 24, 2017, with respect to the statement of revenues and certain expenses of Three Ravinia Drive for the year ended December 31, 2015, which report appears in the Form 8-K/A of Preferred Apartment Communities, Inc. dated January 24, 2017.

Our report related to the statement of revenues and expenses refers to the fact that the statement was prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X of the Securities and Exchange Commission and is not intended to be a complete presentation of Three Ravinia Drive’s revenues and expenses.

/s/ KPMG LLP
Los Angeles, CA
January 24, 2017